Exhibit 99.1

News Release
B2Gold Corp. Announces Initial Resource for Wolfshag Zone at Otjikoto Project in Namibia

Vancouver, January 22, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) (“B2Gold” or the “Company”), is pleased to announce an initial inferred resource estimate for the recently discovered Wolfshag zone at the Otjikoto gold project in Namibia of 6.8 million tonnes at 3.2 grams per tonne (“g/t”) gold containing 703,000 ounces gold.  The Wolfshag zone occurs directly adjacent to the east and northeast portion of the planned Otjikoto deposit open pit which has an average grade of 1.42 g/t gold.  The initial high grade inferred resource  estimate for the Wolfshag zone indicates the potential for future expansion of gold production and/or increase in the mine life of the Otjikoto gold project. The Otjikoto mine construction is on budget and on schedule to commence production in the fourth quarter of 2014.

Wolfshag Zone Mineral Resource

The Wolfshag zone is comprised of a series of en-echelon stacked, shallow easterly dipping mineralized shoots which plunge at 10 to 15 degrees to the southwest.  The shoots sub-crop below calcrete cover to the north and have been traced to the south down plunge for 1,600 metres strike length.  Mineralization consists of pyrite-magnetite-calcite in veins, steep tension gashes and replacement zones hosted within albite + calcite + clay altered metasediments and marble lenses.  The Wolfshag mineralized zone is bounded by folded, recrystallized and sheared marbles within a sheared thrust ramp duplex.  The highest grades occur in the western and central portion of the WA shoot, the uppermost mineralized shoot within the Wolfshag zone.  The WA shoot ranges in thickness from 10 to 35 metres over widths of 70 to 110 metres.  The WB shoot is situated 5 to 15 metres below the WA shoot and varies from 3 to 15 metres thickness over 50 to 75 metres widths.  Several additional stacked shoots occur below the WA and WB shoots but are not as well defined at the present.

The initial inferred mineral resource of the Wolfshag zone is reported within a US$1,550 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.5 g/t gold.   The estimated inferred mineral resource for the Wolfshag zone is 6.8 million tonnes at 3.2 g/t gold containing 703,000 ounces of gold.

Wolfshag Inferred Mineral Resource as at December 31, 2013 1,2,3
(Reported within a US$1,550 per ounce gold optimized pit shell – 100% basis)

Gold price	Cut-Off Grade (g/t)	Inferred
		Tonnes	Gold Grade (g/t)	Gold (Ounces)
$1,550	0.5	6,800,000	3.20	703,000

1.
Economic assumption parameters used for pit optimization includes:  exchange rate N$8 to US$1, plant throughput of 2.4 million tonnes per annum, mining cost of US$2.1 per tonne, processing cost of US$15.18 per tonne, G&A cost of US$9 million per annum, gold recovery of 95.6%, mining recovery of 98%, royalties of 3% and pit slope of 40 degrees in weathered material and 50 degrees in fresh rock.

2.	The estimate represents100% of the inferred resource, of which B2Gold’s attributable share is 90%

3.	Mineral resources that are not mineral reserves do not have a demonstrated economic viability

The Wolfshag zone is located immediately east and northeast of the Otjikoto deposit pit with the Wolfshag preliminary pit outline contiguous with the Otjikoto pit.  The average grade of the Otjikoto deposit probable reserve is 1.42 g/t gold (see news release dated January 10, 2013).  With the average grade of the Wolfshag zone inferred resource estimate being considerably higher, the potential exists for future expansion of the production and/or an increase in the mine life of the Otjikoto Project.

With the completion of the initial inferred resource from the Wolfshag zone, B2Gold engineers will develop conceptual mine plans to determine when Wolfshag material could be fed to the Otjikoto mills.

The Wolfshag zone remains open down plunge to the southwest but insufficient drilling has been completed to date to allow for classification within a resource.  Wide spaced drilling to the south of section line 7700N, including, for example, diamond drill hole OT13-376, on section line 7300N, which intersected 16.30 metres at 9.37 g/t gold (3.45 g/t cut with individual assays cut to 45 g/t gold) (see news release dated November 5, 2013), indicates that there is potential to outline additional mineral resources in the Wolfshag zone.

The 2014 Otjikoto exploration program is budgeted for $8 million USD.  The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone to increase the drilling density to 50 x 25 metres, and will further test the extension of the Wolfshag zone to the South.   The Company anticipates being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014.  The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

Construction of the Otjikoto mine continues on schedule and on budget.  The Otjikoto mine is scheduled to commence production in fourth quarter of 2014.  The current mine plan is based on probable open pit mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t gold containing 1.34 million ounces of gold (see news release dated January 10, 2013). The life of the mine, based on the probable reserves, is estimated to be 12 years, with annual forecast gold production of approximately 141,000 ounces gold per year for the first five years at an average operating cash cost of $524 per ounce of gold and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce. Based on the positive drill results from the Wolfshag zone to date, the Company plans to expand the Otjikoto Mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, annual gold production from the main Otjikoto pit alone would increase to approximately 170,000 ounces.

The mineral resource estimate was prepared under the supervision of  Tom Garagan, P. Geo., a Qualified Person under National Instrument 43-101. The qualified person reviewed and approved the contents of this news release.

ON BEHALF OF B2GOLD CORP.

“Tom Garagan”
Senior Vice President Exploration

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean                                                                                    Shaun Johnson
Vice President, Investor Relations                                               Associate, Investor Relations
604-681-8371                                                                                     604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as; "expects", "anticipates", "plans", projects", "estimates", "assumes", "intends", " "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Otjikoto Project; risks and uncertainties associated with new mining operations including start-up delays and operational issues; litigation, legislative, tax (including employee profit sharing arrangements), environmental and other judicial, regulatory, political and competitive developments in Canada, Namibia and other jurisdictions in which the Company may carry on business; labour relations matters; and foreign exchange rate fluctuations, as well as other factors described in the Company's most recent annual information form filed with Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect.  You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Resource Estimation Notes

The resource estimate is based on 119 diamond drill holes (33,015 metres) which intersected the Wolfshag zone mineralized stratigraphy within a preliminary open pit as defined by Whittle pit optimization software and based on mining parameters similar to the Otjikoto deposit open pit, immediately adjacent to the zone.  Drill holes were completed on 100 metres spaced sections with 25 metres spacing on section lines with the inferred resource defined between sections 7650N and 8800N.   Wire frames were created for high and low grades domains with these domains based on a combination of mineralization and gold grade (~0.3 g/t gold for low grade shell and 1-2 g/t gold for high grade shell). Individual assays were capped at 13-32 g/t gold in the high grade domains 3.5-10 g/t gold  in the low grade domains depending on mineralized zone. Grade shells were filled with parent blocks with a dimension of 12.5 x 25 x 5 metres.  Smaller sub-blocks were created along the margins of the zones as needed.  Grade was estimated with 2 metre composites into parent blocks using JD3.  Limited initial metallurgical test work indicates the Wolfshag style of mineralization is compatible with the Otjikoto process plant design.

A database of 1699 wax immersion specific gravity measurements was used to estimate tonnages within the four waste and two mineralized zones.  The specific gravity measurement program uses a set of glass standards to monitor quality control.

B2Gold’s Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core sample strings. The primary laboratories for the Otjikoto gold project are ALS Minerals in Vancouver, Canada, and Johannesburg, South Africa, where samples are analysed by metallic screen fire assay and/or fire assay with atomic absorption finish and/or gravimetric finish using one assay tonne. Samples were prepared at Intertek Genalysis in Walvis Bay and ALS Minerals in Swakopmund, Namibia. Bureau Vertitas, Swakopmund, Namibia, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan is the Qualified Person as defined under National Instrument 43-101.

The Otjikoto gold project is located approximately 300 kilometres north of Windhoek, the capital of Namibia, and is owned 90% by B2Gold and 10% by EVI Gold (Pty) Ltd, a Namibian empowerment group.